Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF DESIGNATIONS
OF
 BLAST ENERGY SERVICES, INC.
ESTABLISHING THE DESIGNATIONS, PREFERENCES,
LIMITATIONS AND RELATIVE RIGHTS OF ITS
SERIES A CONVERTIBLE PREFERRED STOCK

Pursuant to Section 21.155 of the Texas Business Organizations Code, Blast Energy Services, Inc., a corporation organized and existing under the State of Texas (the "Company"),

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, and pursuant to Sections 21.155 and 21.415 of the Texas Business Organizations Code, (a) the Board of Directors, by unanimous written consent of all members of the Board of Directors on January 10, 2011, and (b) shareholders holding a majority of the outstanding shares of Series A Convertible Preferred Stock on January 5, 2011, duly approved the amendment and restatement of the previously authorized and designated series of Eight Million (8,000,000) shares of Series A Convertible Preferred Stock, as follows:

RESOLVED, that pursuant to the authority expressly granted to and invested in the Board of Directors of Blast Energy Services, Inc. (the "Company") by the provisions of the Certificate of Incorporation of the Company, a series of the preferred stock, par value $0.001 per share, of the Company be, and it hereby is, established; and

FURTHER RESOLVED, that the series of preferred stock of the Company be, and it hereby is, given the distinctive designation of "Series A Convertible Preferred Stock"; and

FURTHER RESOLVED, that the Series A Convertible Preferred Stock shall consist of Eight Million (8,000,000) shares; and

FURTHER RESOLVED, that the Series A Convertible Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth below (the “Designation”):

SECTION 1.  DESIGNATION OF SERIES; RANK.  The shares of such series shall be designated as the "Series A Convertible Preferred Stock" (the "Preferred Stock") and the number of shares initially constituting such series shall be up to Eight Million (8,000,000) shares.  Any subsequent issues of Preferred Stock shall be Series B and so forth, which series will rank behind Series A.

SECTION 2.  DEFINITIONS. For purposes of this Designation, the following definitions shall apply:

(a)“Automatic Conversion Price” means $3.00 per share (as adjusted to reflect any stock dividends, distributions, combinations, reclassifications and other similar transactions effected by the Company in respect to its Common Stock).

(b)“Cash Settlement” means an aggregate total cash settlement received by the Company, net of legal fees and expenses, in connection with either (or both) of the Company’s pending litigation proceedings with (i) Hallwood Petroleum, LLC and Hallwood Energy, LP (Adversary Proceeding No. 07-03282 in the US Bankruptcy Court in Houston); and/or (ii) Quicksilver Resources, Inc (Adversary Proceeding No. 07-03292 in the US Bankruptcy Court in Houston).

(c)"Closing Sales Price" means, for any security as of any date, the last sales price of such security on the principal trading market where such security is listed or traded as reported by Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Company if Bloomberg Financial Markets is not then reporting closing sales prices of such security) (collectively, "Bloomberg"), or if the foregoing does not apply, the last reported sales price of such security on a national exchange or in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no such price is reported for such security by Bloomberg, the average of the bid prices of all market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc., in each case for such date or, if such date was not a trading day for such security, on the next preceding date that was a trading day. If the Closing Sales Price cannot be calculated for such security on any of the foregoing bases, the Closing Sales Price of such security on such date shall be the fair market value as reasonably determined by an investment banking firm selected by the Company, with the costs of such appraisal to be borne by the Company.

(d)“Common Stock” means the Company’s $0.001 par value common stock.

(e) "Distribution"  shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock), or the purchase or redemption of shares of the Company for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Company in connection with the settlement of disputes with any shareholder, (iv) any other repurchase or redemption of capital stock of the Company approved by the holders of (a) a majority of the Common Stock and (b) a majority of the Preferred Stock of the Company voting as separate classes.

(f)“Dividend Default” shall mean the failure of the Company to pay dividends when due pursuant to the terms of this Designation, as further described in Sections 3(c)(i) and 3(d)(i) herein.

(g)"Dividend Rate" shall mean an annual rate of 8% of the Original Issue Price per share for the Series A Convertible Preferred Stock.

(h)"Liquidation Preference" shall mean equal the Original Issue Price per share for the Series A Convertible Preferred Stock (as appropriately adjusted for any Recapitalizations).

(i) "Original Issue Date" shall mean the date upon which the first of such shares of Preferred Stock is first issued.

(j)"Original Issue Price" shall mean $0.50 per share for the Series A Convertible Preferred Stock (as appropriately adjusted for any Recapitalizations).

(k)"Recapitalization" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

SECTION 3.    DIVIDENDS.

(a)           Dividends in General.

(i) Cash dividends shall accrue on the Series A Preferred Stock, monthly in arrears, for each month that such Preferred Stock is outstanding, based on the Original Issue Price, from the Original Issue Date, at the Dividend Rate, until such dividends are paid in full as provided below, and/or converted into Common Stock pursuant to Section 5, below (“Dividends”).

(b)           Optional Payment of Dividends.

(i) The Company shall have the right but not the obligation to pay any or all accrued Dividends at any time in its sole option by providing any holder and/or all holders written notice of their intent to repay such Dividends at least five (5) business days prior to such repayment date. The process for handling the mechanics of converting Dividends into stock shall be substantially the same as those described in paragraphs 5(a)(iii) and 5(c) below.

(c)           Additional Dividend policies.

(i) In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive Dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Company in such calendar year. No Distributions shall be made with respect to the Common Stock until all declared Dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Payment of any Dividends to the holders of the Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. The right to receive Dividends on shares of Preferred Stock shall be cumulative, and such Dividends shall accrue to holders of Preferred Stock if such Dividends are not declared or paid in any calendar year.  If the Board of Directors declares Dividends for the Preferred Stock pursuant to this Section and such Dividends are for any reason not paid to the holders of the Preferred Stock, a Dividend Default shall occur.

(ii) Non-Cash Distributions.  Whenever a Distribution provided for in this Section 3 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(iii) Other Distributions.  Subject to the terms of these Certificate of Designations, and to the fullest extent permitted by the Texas Business Organizations Code, the Company shall be expressly permitted to redeem, repurchase or make distributions on the shares of its capital stock in all circumstances other than where doing so would cause the Company to be unable to pay its debts as they become due in the usual course of business.

(d)           Mandatory Payment of Series A Dividends.

(i) Notwithstanding anything contained in Section 3(b) above, in the event the Company receives a Cash Settlement in excess of $4,000,000, the Company shall pay any and all accrued outstanding Dividends within thirty (30) days of the receipt of such Cash Settlement in cash or stock at the holder’s option. If the required Cash Settlement is received by the Company, and such Dividends are not paid to the holders of the Preferred Stock within the time period set forth above, a Dividend Default shall occur.

SECTION 4.  LIQUIDATION PREFERENCE

(a)           Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid Dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 4(a), then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 4(a).

(b)           Remaining Assets. After the payment to the holders of Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Company legally available for distribution by the Company shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

(c)           Reorganization.    For purposes of this Section 4, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include, (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity, or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

(d)           Valuation of Non-Cash Consideration.     If any assets of the Company distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors. In the event of a merger or other acquisition of the Company by another entity, the Distribution date shall be deemed to be the date such transaction closes.

SECTION 5.   CONVERSION RIGHTS.   The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)           Right to Convert.

(i)           Each share of Preferred Stock shall be convertible, at the option of the holder thereof with five days written notice to the Company, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.

(ii)           Any accrued and unpaid Dividends shall be convertible at the option of the holder, at any time, with five days written notice to the Company, at any time after the date such Dividend has accrued, into that number of fully-paid, non-assessable shares of Common Stock determined by dividing the amount of accrued Dividends for any series of Preferred Stock which the holder desires to convert by the Conversion Price for such series  (Section 5(a)(i) and Section 5(a)(ii), collectively the "Optional Conversion").

(iii) In order to effect the Optional Conversion under this Paragraph 5(a), the holder must provide the Company a written notice of conversion ("Notice of Conversion").   The “Conversion Price” per share of each series of Preferred Stock shall initially be $0.20 per share and shall be subject to adjustment as provided herein. The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 5, the Conversion Rate for such series shall be appropriately increased or decreased.

(iv) The Conversion Rate for the Series A Preferred Stock shall be one for one with Common Stock and the Conversion Price shall be initially be $0.20 per share.

          (b)           Automatic Conversion.

(i) Series A Preferred. Unless otherwise prohibited by any law, rule or regulation applicable to the Company, when the Closing Sales Price of the Company’s Common Stock exceeds the Automatic Conversion Price for more than twenty (20) consecutive trading days (each a “Trading Day”), and the average trading volume of the Company’s Common Stock exceeds 50,000 shares per day (as adjusted to reflect any stock Dividends, distributions, combinations, reclassifications and other similar transactions effected by the Company in respect to its Common Stock) during each of the Trading Days, the Preferred Stock shall automatically convert into shares of Common Stock at the Conversion Rate (the “Automatic Conversion”).

(ii) The Company and the holders of the Preferred Stock shall follow the applicable conversion procedures set forth in this Section 5 (including the requirement that the holders deliver the Preferred Stock Certificates representing the Preferred Stock being converted to the Company); provided, however, the holders of Preferred Stock subject to Automatic Conversion shall not be required to deliver a Notice of Conversion to the Company. Nothing set forth in this Section 5(b) shall prevent any holder of Preferred Stock from exercising its right to convert pursuant to Section 5(a).

(c)           Mechanics of Conversion.   In order to effect an Optional Conversion, a holder shall: (i) fax (or otherwise deliver) a copy of the fully executed Notice of Conversion to the Company (Attention: Corporate Secretary) and (ii) surrender or cause to be surrendered the original certificates representing the Preferred Stock being converted (the "Preferred Stock Certificates"), duly endorsed, along with a copy of the Notice of Conversion as soon as practicable thereafter to the Company, and/or a breakdown of the accrued Dividends which the holder desires to convert. Upon receipt by the Company of a facsimile copy of a Notice of Conversion from a holder, the Company shall promptly send, via facsimile, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Company expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Company regarding the conversion. The Company shall not be obligated to issue shares of Common Stock upon a conversion unless either the Preferred Stock Certificates or breakdown of accrued Dividends converted are delivered to the Company as provided above, or the holder notifies the Company that such Preferred Stock Certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

(d)           Delivery of Common Stock Upon Conversion.   Upon the surrender of Preferred Stock Certificates accompanied by a Notice of Conversion, the Company (itself, or through its transfer agent) shall, no later than the fifth business day following the date of such surrender (or, in the case of lost, stolen or destroyed certificates, after provision of indemnity pursuant to Section 5(c) above (the "Delivery Period"), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee (x) that number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock being converted and (y) a certificate representing the number of shares of Preferred Stock not being converted, if any. Notwithstanding the foregoing, if the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, and so long as the certificates therefor do not bear a legend and the holder thereof is not then required to return such certificate for the placement of a legend thereon, the Company shall cause its transfer agent to promptly electronically transmit the Common Stock issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("DTC Transfer"). If the aforementioned conditions to a DTC Transfer are not satisfied, the Company shall deliver as provided above to the holder physical certificates representing the Common Stock issuable upon conversion. Further, a holder may instruct the Company to deliver to the holder physical certificates representing the Common Stock issuable upon conversion in lieu of delivering such shares by way of DTC Transfer.

(e)           Taxes.  The Company shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Preferred Stock; provided, however, that the Company shall not be required to pay any tax which may be payable in respect to any transfer involved in the issue and delivery of shares of Common Stock upon conversion in a name other than that in which the shares of the Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax, or has established, to the satisfaction of the Company, that such tax has been paid..

(f)           Fractional Shares.    If any conversion of Preferred Stock or accrued Dividends would result in the issuance of a fractional share of Common Stock (aggregating all shares of Preferred Stock being converted pursuant to a given Notice of Conversion), such fractional share shall be payable in cash based upon the Closing Sales Price of the Common Stock at such time, and the number of shares of Common Stock issuable upon conversion of the Preferred Stock shall be the next lower whole number of shares.  If the Company elects not to, or is unable to, make such a cash payment, the holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

(g)           Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, without a corresponding subdivision of the Preferred Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately adjusted.    In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, without a corresponding combination of the Preferred Stock, the Conversion Prices in effect immediately prior  to  such  combination  shall,   concurrently  with  the  effectiveness  of such combination, be proportionately adjusted.

(h)           Adjustments for Subdivisions or Combinations of Preferred Stock.   In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price, Conversion Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately adjusted. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price, Conversion Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately adjusted.

(i)           Adjustments for Reclassification, Exchange and Substitution. Subject to Section 4 above ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(j)           No Impairment. The Company will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 5(j) shall prohibit the Company from amending its Certificate of Incorporation with the requisite consent of its shareholders and the Board of Directors.

(k)           Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(I)           Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series, voting separately as a class. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(m)           Notices of Record Date. In the event that this Company shall propose at any time:

(i)           to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)           to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)           to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Company pursuant to Section 3(c);

then, in connection with each such event, this Company shall send to the holders of the Preferred Stock at least 10 business days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Company and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the vote or written consent of the holders of a majority of the Preferred Stock, voting together as a single class.

(n)           Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock and Preferred Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock (including those issuable upon exercise of warrants), such number of its shares of Common Stock and Preferred Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, warrants and other securities; and if at any time the number of authorized but unissued shares of Common Stock and Preferred Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, warrants and other securities, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock and Preferred Stock to such number of shares as shall be sufficient for such purpose.

SECTION 6.    VOTING.  The shares of Series A Preferred Stock shall have the same voting rights as those accruing to the Common Stock and shall vote based upon the number of underlying shares of Common Stock that the holder owns at the effective date of the vote, unless a Dividend Default has occurred and is continuing (as described herein).

SECTION 7.  MANDATORY REDEMPTION RIGHTS.  The shares of Series A Preferred Stock shall have mandatory redemption rights as follows:

(a)           The shares of Series A Preferred Stock shall be redeemed at the sole option of the Company upon the receipt by the Company of a Cash Settlement in excess of $7,500,000, provided that the holder of the Preferred Stock, at the holder’s option, shall have six (6) months from the date the holder receives notice by the Company of the Company’s receipt of the Cash Settlement to: (i) accept the redemption of principal and accrued and unpaid Dividends on the Preferred Stock in cash, and/or (ii) to convert any or all of the Preferred Stock into shares of Common Stock at the Conversion Price then in effect.

SECTION 8.  PROTECTIVE PROVISIONS.

(a)           Subject to the rights of series of Preferred Stock which may from time to time come into existence, so long as any shares of Series A Convertible Preferred Stock are outstanding, this Company shall not without first obtaining the approval (by written consent, as provided by law) of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a class:

(i.)           Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series A Convertible Preferred Stock;

(ii.)           Effect an exchange, reclassification, or cancellation of all or a part of the Series A Convertible Preferred Stock, including a reverse stock split, but excluding a stock split;

(iii.)           Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series A Convertible Preferred Stock;

(iv.)           Alter or change the rights, preferences or privileges of the shares of Series A Convertible Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in this Designation;

For clarification, issuances of additional authorized shares of Series A Preferred under the terms herein, shall not require the authorization or approval of the existing shareholders of Preferred Stock.

(b)          Upon the occurrence of and the continuance of a Dividend Default, the holders of the Preferred Stock shall have the right, voting as a group, to elect immediately, by consent to action without meeting, two (2) Directors to the Company’s Board of Directors (the “Nominee Directors”), which Nominee Directors, the Company’s then current Board of Directors agrees to second and approve, and which then Directors agree to take whatever action necessary to increase the number of the Company’s Directors to allow for the appointment of the Nominee Directors.

SECTION 9.   PREEMPTIVE RIGHTS. Holders of Preferred Stock and holders of Common Stock shall not be entitled to any preemptive, subscription or similar rights in respect to any securities of the Company, except as specifically set forth herein or in any other document agreed to by the Company.

SECTION 10. REPORTS. The Company shall mail to all holders of Preferred Stock those reports, proxy statements and other materials that it mails to all of its holders of Common Stock.

SECTION 11. NOTICES. In addition to any other means of notice provided by law or in the Company's Bylaws, any notice required by the provisions of this Designation to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Company.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Designations to be duly executed by its Chief Financial Officer this 10th day of January 2011.

BLAST ENERGY SERVICES, INC.

By:  /s/  John MacDonald
JOHN MACDONALD,
CHIEF FINANCIAL OFFICER

Form 426 (Revised 1/06) Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-555 FAX: 512/463-5709 Filing Fee: $15	Resolution Relating to a Series of Shares

Entity Information

The name of the corporation is:
Blast Energy Services, Inc.
State the name of the entity as currently shown in the records of the secretary of state.
The file number issued to the filing entity by the secretary of state is:	0800949748

Copy of Resolution (Please check only one box.)

☐  A copy of a resolution establishing and designating a series of shares is attached.

☐  A copy of a resolution increasing or decreasing the number of shares in an established series is attached.

☐  A copy of a resolution deleting an established series is attached.

☒ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on:
01/07/11
mm/dd/yyyy

Effectiveness of Filing (Select either A,B, or C.)

A.	☒ This document becomes effective when the document is filed by the secretary of state.

B.	☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is:_______________________________________

C.	☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is:________________________________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date:	1/11/2011

/s/ John MacDonald
John MacDonald, CFO
Signature and title of authorized officer